UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. )*

SecureWorks Corp.
(Name of Issuer)

CL A
(Title of Class of Securities)

81374A105
(CUSIP Number)

August 3, 2017
(Date of Event Which Requires Filing of this Statement)
Copies to: Sean M. Donahue Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, DC 20004
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81374A105	13G	Page 2 of 9

1.	Names Of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) GAGNON SECURITIES LLC

2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only

4.	citizenship or place of organization DELAWARE LIMITED LIABILITY COMPANY
number of shares beneficially owned by each reporting person with:	5.	sole voting power		0
	6.	shared voting power		324,401
	7.	sole dispositive power		0
	8.	shared dispositive power		330,213
9.	aggregate amount beneficially owned by each reporting person			330,213
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			3.0%
12.	type of reporting person (See Instructions)			IA, BD

CUSIP No. 81374A105	13G	Page 3 of 9

1.	Names Of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) GAGNON ADVISORS, LLC

2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only

4.	citizenship or place of organization DELAWARE LIMITED LIABILITY COMPANY
number of shares beneficially owned by each reporting person with:	5.	sole voting power		0
	6.	shared voting power		226,322
	7.	sole dispositive power		0
	8.	shared dispositive power		226,322
9.	aggregate amount beneficially owned by each reporting person			226,322
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			2.0%
12.	type of reporting person (See Instructions)			IA, BD

CUSIP No. 81374A105	13G	Page 4 of 9

1.	Names Of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) NEIL GAGNON

2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only

4.	citizenship or place of organization USA
number of shares beneficially owned by each reporting person with:	5.	sole voting power		0
	6.	shared voting power		550,723
	7.	sole dispositive power		0
	8.	shared dispositive power		556,535
9.	aggregate amount beneficially owned by each reporting person			556,535
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			5.0%
12.	type of reporting person (See Instructions)			IN

CUSIP No. 81374A105	13G	Page 5 of 9

Item 1.

(a)	Name of Issuer:	SecureWorks Corp.

(b)	Address of Issuer’s Principal	One Concourse Parkway NE Suite 500
	Executive Offices:	Atlanta, GA 30328

Item 2.

(a)	Name of Person Filing:	Neil Gagnon has shared voting power over 550,723 shares of the Issuer’s Class A common stock and shared dispositive power over 556,535 shares of the Issuer’s Class A common stock.

Mr. Gagnon is the managing member and principal owner of Gagnon Securities LLC (“GS”), an investment adviser registered with the U.S. Securities and Exchange Commission (“SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and a registered broker-dealer, in its role as investment manager to several customer accounts, foundations, partnerships and trusts (collectively, the “Accounts”) to which it furnishes investment advice. Mr. Gagnon and GS may be deemed to share voting power with respect to 324,401 shares of the Issuer’s Class A common stock held in the Accounts and dispositive power with respect to 330,213 shares held in the Accounts. GS and Mr. Gagnon expressly disclaim beneficial ownership of all securities held in the Accounts.

Mr. Gagnon is also the Chief Executive Officer of Gagnon Advisors, LLC (“Gagnon Advisors”), an investment adviser registered with the SEC under the Advisers Act. Mr. Gagnon and Gagnon Advisors, in its role as investment manager to Gagnon Investment Associates, LLC (“GIA”), a private investment fund, may be deemed to share voting and dispositive power with respect to the 226,322 shares of the Issuer’s Class A common stock held by GIA. GS and Mr. Gagnon expressly disclaim beneficial ownership of all securities held by GIA.

(b)	Address of Principal Business Office:	1370 Avenue of the Americas, 24th Floor
	or, if none, Residence	New York, NY 10019

(c)	Citizenship:	Gagnon Securities LLC	Delaware limited liability Company
		Gagnon Advisors, LLC	Delaware limited liability Company
		Neil Gagnon	USA

(d)	Title of Class of Securities:	Class A common stock, $0.01 par value per share

(e)	CUSIP Number:	81374A105

CUSIP No. 81374A105	13G	Page 6 of 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 81374A105	13G	Page 7 of 9

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	Gagnon Securities LLC	330,213
		Gagnon Advisors, LLC	226,322
		Neil Gagnon	556,535

(b)	Percent of class:	Gagnon Securities LLC	3.0%
		Gagnon Advisors, LLC	2.0%
		Neil Gagnon	5.0%

		Calculation of percentage of beneficial ownership is based on 11,073,321 outstanding shares of the Issuer’s Class A common stock as reported by the Issuer on its Form 10-Q filed on June 6, 2017.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	Gagnon Securities LLC	0
		Gagnon Advisors, LLC	0
		Neil Gagnon	0

(ii)	Shared power to vote or to direct the vote:	Gagnon Securities LLC	324,401
		Gagnon Advisors, LLC	226,322
		Neil Gagnon	550,723

(iii)	Sole power to dispose or to direct the disposition of:	Gagnon Securities LLC	0
		Gagnon Advisors, LLC	0
		Neil Gagnon	0

(iv)	Shared power to dispose or to direct the disposition of:	Gagnon Securities LLC	330,213
		Gagnon Advisors, LLC	226,322
		Neil Gagnon	556,535

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Accounts described above in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Persons, the interest in any such account does not exceed 5% of the class of securities. Except to the extent described herein, each Reporting Person disclaims beneficial ownership of all such securities.

Items 7 – 9.	Not Applicable.

CUSIP No. 81374A105	13G	Page 8 of 9

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 10, 2017
Date

NEIL GAGNON

/s/ Neil Gagnon

GAGNON SECURITIES LLC

/s/ Neil Gagnon
Name: Neil Gagnon
Its: CEO

GAGNON ADVISORS, LLC

/s/ Neil Gagnon
Name: Neil Gagnon
Its: CEO

CUSIP No. 81374A105	13G	Page 9 of 9

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

August 10, 2017
Date

NEIL GAGNON

/s/ Neil Gagnon

GAGNON SECURITIES LLC

/s/ Neil Gagnon
Name: Neil Gagnon
Its: CEO

GAGNON ADVISORS, LLC

/s/ Neil Gagnon
Name: Neil Gagnon
Its: CEO